FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the month of December, 2002

                         Commission File Number: 1-15102


                      Embraer - Brazilian Aviation Company
                 (Translation of registrant's name into English)


                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                         Av. Brigadeiro Faria Lima, 2170
                12227-901 Sao Jose dos Campos, Sao Paulo, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:  Form 20-F X   Form 40-F
                                                 ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes    No X
   ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


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  This Report on Form 6-K is hereby incorporated by reference into the filer's
              Registration Statement on Form F-3 (No. 333-14018).


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           EMBRAER - EMPRESA BRASILEIRA DE
                                           AERONAUTICA S.A.



Dated: December 20, 2002                    By:    /s/ CARLOS ROCHA VILLELA
                                                --------------------------------
                                                Name:  Carlos Rocha Villela
                                                Title: General Counsel


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                                  EXHIBIT INDEX
                                  -------------


1. One copy of the Company's Notice to Shareholders, dated December 13, 2002.



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